BEFUMO & SCHAEFFER PLLC
1629 K Street, NW Suite 300 | Washington, DC 20006 | Ph: 202-669-0619| Fax: 202-478-2900

March 20, 2015

To: The Board of Directors of NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910
Attn: Jeffery DeNunzio

RE: Opinion of Counsel regarding Dianne Harder Patent Applications, Assignments, and Related Issues.

Ladies and Gentlemen:

We have acted as counsel to NL One Corporation, a corporation organized and existing under the laws of Nevada (the "Company"), in connection with the assignments of, and patent applications relating to the following inventions (collectively the "Inventions"): (i) Non-Invasive Blood Glucose Level Tester; and (ii) Thermal Detection of Intravenous Infiltration.

In connection with this opinion, we have examined and relied upon originals of such records and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other statements, documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all documents submitted to us as copies. We have also assumed that all documents that we have examined, and that parties other than the Company have executed, have been duly and validly authorized, executed and delivered by, and are legally valid and binding on and enforceable against, each of such parties, and that such parties have obtained all required consents, permits and approvals. As to matters of fact, we have relied on the statements of the Company., and the Company's majority shareholder, in the Consents.

Based upon the foregoing, we are of the opinion that:

1. The full right, title and interest to the Inventions have been properly and irrevocably assigned from Diane Harder to NL One Corporation, and such assignments have been properly recorded with the United States Patent and Trademark Office.
2. Pursuant to 37 CFR 3.71, No action or approval is needed from Diane Harder in order for NL One Corporation to file any provisional patent application or to conduct prosecution of a national patent application or reexamination proceeding, based upon the Inventions.
3. Any patents issuing with regard to the Inventions are the property of NL One Corporation.

This opinion is rendered to you and is solely for your benefit to be used only in connection with the matters stated herein, except that you may deliver copies of this opinion to your professional advisors, to any governmental agency or regulatory authority or if otherwise required by law.

Very truly yours,

Andrew J. Befumo, Esq., Partner
Befumo & Schaeffer, PLLC
1629 K Street, NW #300
Washington, DC 20006